Interim report for the period from 1 January to 30 September 2008

082-03871

SUPPL

Q3.2008


PROCESSED
NOV 19 2008
THOMSON REUTERS
KRONES

		1 Jan–30 Sep 2008	1 Jan–30 Sep 2007	Change
Sales	€ m	1,765.9	1,569.7	12.5%
New orders including Lifecycle Service	€ m	1,870.4	1,762,8	6.1%
Orders on hand at 30 Sep, including Lifecycle Service	€ m	996.3	939.9	6.0%
Capital expenditures	€ m	61.3	60.9	0.7%
Employees at 30 September				
Worldwide		10,247	9,467	8.2%
Germany		8,273	7,792	6.2%
Earnings per share*	€	2.75	2.10	31.0%
EBITDA	€ m	164.2	135.2	21.4%
EBIT	€ m	127.6	101.7	25.5%
EBT	€ m	126.8	105.0	20.8%
Earnings after taxes	€ m	86.8	66.1	31.3%
Cash flow, gross**	€ m	123.4	99.6	23.9%

* diluted/undiluted (2007 figures adjusted for stock split) ** net income + depreciation

		1 July–30 Sep 2008	1 July–30 Sep 2007	Change
Sales	€ m	561.0	515.8	8.8%
New orders	€ m	627.9	653.3	–3.9%
Earnings per share*	€	0.78	0.60	30.0%
EBITDA	€ m	48.4	39.3	23.2%
EBIT	€ m	35.8	28.0	27.9%
EBT	€ m	35.0	29.3	19.5%
Earnings after taxes	€ m	24.4	18.5	31.9%

* diluted/undiluted (2007 figures adjusted for stock split)

Dear shareholders and friends of KRONES,

KRONES began 2008 with the aim of achieving new highs in terms of new orders, sales, and earnings. Having prepared our financial statements for the third quarter, we are confident that we will achieve these goals despite the difficult environment. At 30 September, sales were €1,765.9m, which is 12.5% better than our year-earlier sales figure. Earnings before taxes were up 20.8% to €126.8m. Thus, 2008 will add yet another chapter to KRONES' long success story.

At the same time, we are asking ourselves how the impact of the global financial and banking crisis on the economy will affect our business. Economists are certain only that the financial crisis will slow the real economy – but not by how much. A look at our business model shows that we are well positioned to weather difficult economic times. KRONES delivers high-tech products and complete solutions for the beverage market, the food industry, and the pharmaceutical and cosmetics industries. Right now, some 6.7 billion people inhabit the earth. And that number is growing by around 80 million each year. All of these people want to eat and drink, irrespective of economic cycles. Access to clean drinking water is limited in many parts of the world. Therefore, demand for water and other beverages that have been bottled and packaged under hygienic conditions is growing rapidly.

We are confident that our customers will continue to invest even when the economy is slowing – though perhaps with a bit more restraint temporarily than in the past.

Volker Kronseder
Chairman of the
Executive Board

Hans-Jürgen Thaus
Deputy Chairman of the
Executive Board

Stock market ups and downs also affect the KRONES share

The international stock markets have suffered sharp losses in the first nine months of 2008. The poor development of the stock markets is due to the fallout from the mortgage and banking crisis in the United States, which has intensified over the course of the year. Banks and other financial institutions, particularly in the US but also here in Europe, have run into trouble and have had to rely on government intervention for their survival. Some, like the US investment bank Lehman Brothers, went bankrupt. For shareholders, it is clear that the financial crisis will have a palpable effect on the global economy. It is becoming increasingly difficult to finance business deals and companies' profits outlooks have deteriorated. As a result, at the end of the third quarter, the DAX share index was down 27.7% from the start of the year. The MDAX, which includes many cyclical businesses, was down 29.5%.

KRONES share 1 January to 30 September 2008


60.00
50.00
40.00
30.00
Jan
Feb
March
April
May
June
July
Aug
Sep
KRONES share
MDAX (indexed)

The sell-off on the stock markets eventually affected quality shares like KRONES as well.

The KRONES share fared better than the MDAX for quite some time, but lost considerable value at the end of September without a specific triggering event. At 30 September 2008, the share closed at €34.94, for a 36.5% loss from the start of the year. This decline occurred almost entirely in the third quarter.

Regardless of the gloomy mood on the stock markets, the company presented itself to institutional investors at various international road shows and investor conferences. Particularly in uncertain economic times, it is important to keep in touch with investors and familiarise them with KRONES' business model, which is little influenced by economic ups and downs.


THE KRONES SHARE

Global economy is in a downturn

The economic outlook has become quite gloomy in many industrialised countries. Hopes that the credit crunch and mortgage crisis would not have a significant impact on the global economy have been dashed. And as the crisis deepens, the risk that many economies will slip into recession increases. Apart from the crisis' birthplace, the United States, European countries like Spain and the UK have been hit especially hard by the effects of the real estate crisis because the financial and banking sectors play a major role in their economies. Emerging economies like China and India are keeping the global economy afloat. All told, global economic growth is expected to slow from 4.9% in 2007 to around 4% in 2008.

The economic outlook for Germany has also deteriorated over the past several months. Since exports are important to Germany, the local economy is suffering under the international downturn. Moreover, high energy and food prices have kept consumption from developing as well as expected. GDP growth will likely slow from 2.5% in 2007 to 1.8% in 2008. Economists have lowered their expectations for 2009 considerably. For 2009, Germany's federal government expects 0.2% growth. The IMF is forecasting zero growth, and Deutsche Bank is anticipating negative growth of –1.5% for Germany.

The global economic outlook has deteriorated considerably. The financial and banking crisis and its severe impact on the real economy are to blame.

Machinery boom is fading

After an unusually long period of very rapid growth, Germany's machinery sector slowed considerably over the course of this year. Declining exports were primarily responsible for this shift. In the months from June to August, new orders from outside Germany were down 12% compared with the same period of last year. Domestic orders were up 2% in the same timeframe. The German Engineering Federation (VDMA) is standing by its forecast for 5% output growth for 2008 as a whole. For next year, the VDMA is predicting that the sector will be able to maintain its high level of output.

New orders in Germany's machinery sector, price-adjusted index, 2005 basis = 100


150
140
130
120
110
100
90
80
70
60
Smoothed, seasonally adjusted indexes
2003
2004
2005
2006
2007
2008
Germany
Rest of world
KRONES

Sources: VDMA, KRONES AG

A long-term comparison of orders intake shows that KRONES is less susceptible to economic cycles than other machinery manufacturers.

Revenues up considerably on previous year

KRONES maintained its growth course in the first nine months of 2008 even as the economy lost steam. Sales rose 12.5% year-on-year, to €1,765.9m. That puts us well above our target growth corridor of 5% - 10% at the end of three quarters. During the reporting period, KRONES benefited from increasing demand for complete solutions since we can cover our customers' entire value chain from beverage production to goods distribution.

After the first three quarters of 2008, KRONES' sales totalled €1,765.9m. That is up 12.5% from the year-earlier period.

As in the past, plastics technology was another factor driving growth in the first nine months of the year. KRONES is the world's leading supplier of machinery and lines for producing and filling containers made of PET (polyethylene terephthalate). With annual growth rates nearing 5%, plastic is the fastest-growing packaging material for beverages. Both water and beer are increasingly being bottled in PET.

In the third quarter of 2008, sales rose 8.8% over the exceptionally strong months of July to September 2007, to €561.0m.

Sales by region

Stronger sales growth in Western Europe boosted Europe's share of KRONES' total sales in the first three quarters of 2008 to 42.1% from 36.5% in the year-earlier period. All told, sales in Europe were up 30.1% to €744.1m.

In Germany, we generated €225.0m in sales during the reporting period, one-fifth less than a year ago. Germany's share of consolidated sales was 12.7% at the end of September 2008 (previous year: 18.0%)

Sales development varied throughout the rest of the world. While reduced capital spending in the US made for lower sales there, business in Africa and Asia continued to boom. Therefore, sales outside Europe were still up 11.4% overall, to €796.8m, for the first three quarters. In the first nine months of the year, 45.1% of consolidated sales came from outside Europe (previous year: 45.6%).


KRONES GROUP sales, in €m
1 Jan – 30 Sep
1,110.3
1,208.0
1,340.4
1,569.7
1,765.9
2004
2005
2006
2007
2008


KRONES GROUP sales, in €m
1 July – 30 Sep
339.9
387.3
420.0
515.8
561.0
2004
2005
2006
2007
2008


Europe 42.1%
Germany 12.7%
Rest of world 45.1%

Sales 9 months 2008: €1,765.9m


Europe 36.5%
Germany 18.0%
Rest of world 45.6%

Sales 9 months 2007: €1,569.7m

New orders and orders on hand

Strong order intake from emerging economies

Demand for KRONES products and services rose further in the first nine months of 2008. Compared with the year-earlier period, new orders were up 6.1%, to €1,870.4m. A regional breakdown shows subdued demand in the US and Western and Central Europe, and brisk orders intake from our Africa, Asia, Middle East, and Russia/CIS sales regions. Thus, our strong market positioning worldwide is paying off.

New orders were up 6.1% to €1.870.4m in the first nine months of 2008.

The share of orders that go above and beyond individual machines and lines has grown. For example, a customer in Africa ordered the construction of three complete breweries, for a total contract value of around €95m. In fact, this order is the largest in our company's history, confirming our strategy of expanding our involvement in process technology and internal logistics.

In the third quarter of 2008, new orders were down 3.9% year-on-year, from €653.3m to €627.9m, but considerably higher than third-quarter sales. The slight decline in new orders is due to one-off effects. The months of July to September 2007 had not seen the traditional seasonal third-quarter lull, so that orders intake was up by more than a quarter compared with 2006.

Orders backlog nearly €1bn

At 30 September 2008, orders on hand totalled €996.3m, for a 6.0% increase from a year ago. Our orders backlog has grown by more than €100m since the start of 2008. This comfortable orders cushion gives us planning security for the year 2008 and beyond.

KRONES workforce passes 10,000 mark

On 1 September 2008, Executive Board Chairman Volker Kronseder welcomed our 10,000th employee on board. At the end of the third quarter, KRONES employed 10,247 people, of which 8,273 were in Germany. Compared with the same date a year ago, our team has grown by 780. Since the end of 2007, KRONES has added 659 employees. Our growing workforce is yet another trend that reflects the company's strong development. As of 30 September, 493 young people were training with KRONES.

Although one-time effects had boosted Q3 order intake in 2007, new orders were only slightly lower in Q3 2008.

KRONES GROUP new orders, in €m
1 Jan – 30 Sep


1,199.9
1,341.6
1,458.4
1,762.8
1,870.4
2004
2005
2006
2007
2008

KRONES GROUP new orders, in €m
1 July – 30 Sep


415.0
503.7
516.5
653.3
627.9
2004
2005
2006
2007
2008

KRONES' workforce has exceeded 10,000 people since the start of September.

KRONES employees worldwide
at 30 Sep


8,853
9,082
9,136
9,467
10,247
2004
2005
2006
2007
2008

KRONES GROUP orders on hand
at 30 Sep, in €m


703.9
783.5
808.6
939.9
996.3
2004
2005
2006
2007
2008

KRONES profits continue to rise

We achieved our goal of increasing earnings more than proportionately to revenues in the first nine months of 2008. Earnings before taxes (EBT) rose 20.8% year-on-year, to €126.8m. The EBT margin, the ratio of earnings before taxes to sales, advanced from 6.7% to 7.2%.

Earnings before taxes rose more than 20%, indicating even better profitability at KRONES.

This further increase in profitability can be attributed to improved internal processes. One example of this is our WORK programme (World market leader, Optimisation, Rationalisation, Keeping it simple). The programme aim is to shape the entire value chain at KRONES in such a way as to make product development and all production processes more cost-effective. With WORK, we want to ensure that we can continue to grow over the long term and prevent earnings drops even in difficult economic times.

Since our tax rate declined to 31.5% (previous year: 37.0%) during the reporting period thanks to corporate income tax reform in Germany, after-tax earnings saw greater improvement than EBT. Earnings after taxes were up 31.3% to €86.8m for the first three quarters. Earnings per share increased from €2.10 to €2.75.

In the months from July to September 2008, earnings before taxes grew nearly 20% from €29.3m to €35.0m. The EBT margin was 6.2% in the third quarter (previous year: 5.7%). After-tax profit was up 31.9% to €24.4m and earnings per share rose from €0.60 to €0.78.

KRONES GROUP earnings before taxes (EBT)
in €m, 1 Jan – 30 Sep


72.2
66.7
76.4
105.0
126.8
2004
2005
2006
2007
2008

KRONES GROUP earnings after taxes
in €m, 1 Jan – 30 Sep


46.6
45.3
48.5
66.1
86.8
2004
2005
2006
2007
2008

KRONES GROUP earnings before taxes (EBT)
in €m, 1 July – 30 Sep


12.9
13.5
16.2
29.3
35.0
2004
2005
2006
2007
2008

KRONES GROUP earnings after taxes
in €m, 1 July – 30 Sep


11.1
9.1
10.4
18.5
24.4
2004
2005
2006
2007
2008

KRONES GROUP earnings structure, in € m

	2008 1 Jan–30 Sep	2007 1 Jan–30 Sep	Change in %
Sales revenues	1,765.9	1,569.7	12.5
Changes in inventories of finished goods and work in progress	45.2	65.8	
Goods and services purchased	–937.2	–864.6	8.4
Personnel expenses	–495.6	–442,2	12.1
Other operating income (expenses) and own work capitalised	–214.1	–193.5	10.6
EBITDA	**164.2**	**135.2**	21.4
Depreciation, amortisation, and write-downs on non-current assets	–36.6	–33.5	9.3
EBIT	**127.6**	**101.7**	25.5
Financial income (expense)	–0.8	3.3	
EBT	**126.8**	**105.0**	20.8
Taxes on income	–40.0	–38.9	2.8
Net income	**86.8**	**66.1**	**31.3**

Goods and services purchased make up the largest expense item by far on KRONES' income statement. This figure includes spending for temporary workers, whom we use on an as-needed basis to ensure our ability to react quickly and flexibly to changes in demand. Goods and services purchased increased far more slowly than sales revenues in the first three quarters. At €937.2m, spending on goods and services purchased was up 8.4% (previous year: €884.6m). The ratio of goods and services purchased to total operating revenue decreased from 52.9% to 51.7%. This was due in part to a decline in steel prices caused by the weaker economy and in part to the fact that we also benefited from more favourable purchasing conditions in other areas.

Personnel expenses rose 12.1% to €495.6m (previous year: €442.2m). The ratio of personnel expenses to total operating revenue rose slightly, from 27.0% to 27.4%, but remained well below previous years' level. This reflects the positive effects of our flexible employment and pay systems.

The negative balance of other operating income and expenses (including travel and freight costs) and own work capitalised increased proportionately to total operating revenue in the first three quarters, from €193.5m to €214.1m.

At –€0.8m, KRONES' net financial result was €4.1m lower in the first three quarters of 2008 than in the year-earlier period. The company took on a small amount of bank debt in order to optimise its financing. On the whole, financial income or expense traditionally plays a negligible role at KRONES.

Earnings per share were up sharply.

KRONES GROUP earnings per share, in €
1 Jan – 30 Sep


2.75
2.10
1.48
1.42
1.52
2004
2005
2006
2007
2008

KRONES GROUP earnings per share, in €
1 July – 30 Sep


0.78
0.60
0.35
0.29
0.33
2004
2005
2006
2007
2008

Consolidated cash flow statement, in € m

	2008 1 Jan–30 Sep	2007 1 Jan–30 Sep	Change in €m
EBT	**126.8**	**105.0**	21.8
Cash flow from operating activities	–5.5	–12.3	6.8
Cash flow from investing activities	–58.3	–57.5	–0.8
Free cash flow	**–63.8**	**–69.8**	6.0
Cash flow from financing activities	21.9	58.4	–36.5
Net change in cash and cash equivalents	–41.9	–11.4	–30.5
Change in cash and cash equivalents arising from exchange rates	–0.3	1.2	–1.5
Cash and cash equivalents at the beginning of the period	53.8	57.7	–3.9
Cash and cash equivalents at the end of the period	**11.6**	**47.5**	**–35.9**

In the first nine months of 2008, cash flow from operating activities improved €6.8m compared with the year-earlier period to -€5.5m. The figure is negative because we paid down a large share of our trade payables during the reporting period. Trade receivables were down €41.6m from the 2007 reporting date thanks to our improved receivables management. Inventories were up €84.8m since many finished machines had not yet been delivered as of the 30 September reporting date.

From January through September 2008, KRONES invested €60.3m (previous year: €60.9m) in property, plant and equipment and intangible assets. A large portion of this money went into expanding the Technology Centre in Neutraubling, Germany. Free cash flow improved from –€69.8m a year ago to –€63.8m.

In June, KRONES distributed a total dividend of €22.1m to its shareholders (previous year: €16.8m). At the end of the third quarter, KRONES took out a short-term loan of €45.2m (previous year: €75.5m). The company has no other bank debt.

After accounting for changes arising from exchange rates, KRONES had cash and cash equivalents totalling €11.6m at 30 September 2008 (previous year: €47.5m).

KRONES GROUP cash flow from operating activities, in €m, 1 Jan – 30 Sep



-8.0
-49.6
-61.9
-12.3
-5.5
2004
2005
2006
2007
2008

KRONES GROUP capital expenditures, in €m, 1 Jan – 30 Sep



22.5
44.8
49.4
60.9
60.3
2004
2005
2006
2007
2008

KRONES GROUP cash and cash equivalents, in € m, at 30 Sep



3.3
20.9
18.8
47.5
11.6
2004
2005
2006
2007
2008

Balance sheet structure

KRONES GROUP asset and capital structure, in € m

IFRS	30 Sep 2008	31 Dec 2007	31 Dec 2006	31 Dec 2005
Non-current assets	499	475	430	403
of which property, plant and equipment, intangible assets, and financial assets	446	422	374	357
Current assets	1,216	1,209	1,042	880
of which cash and equivalents	12	54	58	57
Equity	769	708	629	572
Total debt	946	976	843	711
Non-current liabilities	149	155	147	155
Current liabilities	797	821	696	556
Total	**1,715**	**1,684**	**1,472**	**1,283**

At the end of September 2008, KRONES' total assets had grown 1.9% over the 2007 reporting date, to €1,715.3m.

KRONES has a solid balance sheet structure. The equity ratio was around 44.8% at the end of September 2008.

The largest share of the group's property, plant and equipment, intangible assets, and financial assets, which totalled €445.9m, was in property, plant, and equipment (€364.1m). The fact that property, plant and equipment was €14.9m higher at the end of September 2008 than at 31 December 2007 is due primarily to progress made in the construction of a second building at the Technology Centre in Neutraubling, Germany. All told, KRONES had non-current assets totalling €498.8m at 30 September 2008, which is 5.0% more than at the 2007 reporting date.

At €1,216.5m, current assets were nearly unchanged from the end of 2007. The €84.8m increase in inventories to €590.3m is due to the fact that many finished machines had not yet been delivered as of the reporting date. Trade receivables were down 7.1% to €542.1m.

At the end of September 2008, the KRONES GROUP had non-current liabilities totalling €149.4m. This is down 3.4% compared with the 2007 balance sheet date. Current liabilities were down 3.0% to €797.0m.

At 30 September 2008, equity totalled €768.9m (31 December 2007: €708.0m). The equity ratio improved from 42.0% to 44.8%. Thus, KRONES has maintained an exceptionally high equity ratio compared with its industry peers and has sufficient scope for investing in further growth.



Sales by segment


Machines/lines
for product filling
and decoration
84.0% (€1,483.3m)
Machines/lines
for beverage production/
process technology
12.6% (€223.3m)
Machines/lines for
the low output range
(KOSME)
3.4% (€59.3m)

Sales 9 months 2008: €1,765,9m


Machines/lines
for product filling
and decoration
84.4% (€1,325.3m)
Machines/lines
for beverage production/
process technology
12.1% (€190.3m)
Machines/lines for
the low output range
(KOSME)
3.5% (€54.1m)

Sales 9 months 2007: €1,569,7m

Revenues were up considerably in all three of KRONES' segments.

Sales revenues in our largest segment, »machines and lines for product filling and decoration,« were up 11.9% to €1,483.3m (previous year: €1,325.3m) in the first nine months of 2008. The segment contributed 84.0% of consolidated sales (previous year: 84.4%). A major portion of segment revenues were generated with products from our plastics technology division. The division offers machines for producing PET bottles as well as the related bottling lines. KRONES is benefiting from the fact that more and more beverages are being bottled in PET. Our core segment's revenue growth in the first three quarters was driven by strong demand for machines and lines for PET. Business also continued to develop well in Asia.

»Machines and lines for beverage production/process technology« saw strong growth, confirming our strategy of further expanding our focus on process engineering. Sales were up 17.3% from January to September 2008 compared with the year-earlier period, to €223.3m (previous year: €190.3m). The segment contributed 12.6% of consolidated sales (previous year: 12.1%). International beverage companies are investing heavily in new plants in Asia and Africa, and KRONES benefited from this trend in the first three quarters of 2008.

At €59.3m, sales in KRONES' smallest segment »machines and lines for the low output range (KOSME)« were up 9.6% from the year-earlier period (€54.1m). The segment's share of consolidated sales decreased slightly, from 3.5% to 3.4%. Revenue growth at KOSME was strongest in Western Europe, Africa, and the Middle East.



Segment earnings

»Machines and lines for product filling and decoration« is not only our largest segment in terms of sales. It is also our most profitable one. Since a strong business trend within the industry made for good price quality in the first three quarters and we continued to improve our internal processes, our EBT margin rose from 8.2% a year ago to 8.4% for the reporting period. At €123.9m, earnings overshot the year-earlier figure of €108.3m by 14.4%.

Our core segment's EBT margin rose from 8.2% to 8.4% in the first nine months of 2008.

In »machines and lines for beverage production/process technology,« EBT improved €4.6m in the first nine months of 2008, from -€2.1m to €2.5m. The EBT margin of 1.1% is not satisfactory. In order to noticeably improve profitability here, we plan to scale back our sales of third-party products and continue to push ahead with our own in-house production. In particular, we want to increase our own value added with respect to components needed for the production of non-alcoholic beverages like juices.

In our »machines and lines for the low output range (KOSME)« segment, earnings before taxes were up from –€1.2m a year ago to €0.4m in the first nine months of 2008. The restructuring measures implemented in the segment, including a realignment of production processes, are already bearing fruit.

Product filling and decoration		1 Jan to 30 Sep 2008	1 Jan to 30 Sep 2007
EBIT	€m	124.4	104.3
EBT	€m	123.9	108.3
EBT margin	%	8.4	8.2

Beverage production/process technology		1 Jan to 30 Sep 2008	1 Jan to 30 Sep 2007
EBIT	€m	2.5	–2.0
EBT	€m	2.5	–2.1
EBT margin	%	1.1	–1.1

KOSME		1 Jan to 30 Sep 2008	1 Jan to 30 Sep 2007
EBIT	€m	0.7	–0.6
EBT	€m	0.4	–1.2
EBT margin	%	0.7	–2.3

EBT margin product filling and decoration, %, 1 Jan – 30 Sep



8.2
8.4
6.5
2006
2007
2008

Our core segment generates the biggest margin.

EBT margin beverage production/process technology, %, 1 Jan – 30 Sep



1.1
–1.7
–1.1
2006
2007
2008

We aim to boost profitability in process technology over the long term.

EBT margin KOSME, %, 1 Jan – 30 Sep



6.5
0.7
–2.3
2006
2007
2008

KRONES has taken measures to improve KOSME's profitability.

Risk management system is always evolving

KRONES is exposed to a variety of risks that are inextricably linked with doing business globally. We continuously monitor and control all significant business processes to identify risks early and to actively manage and limit them. An internal monitoring and control system with which we record, analyse, and assess all relevant risks is an integral part of the risk management system at KRONES. Our risk management system consists of the following modules: risk analysis, risk monitoring, and risk planning and management.

Risk analysis

In order to identify risks early, we continuously monitor all business activities. We conduct a profitability analysis on all of our quotes before accepting an order. For orders that exceed a specified volume, we also conduct a multi-dimensional risk analysis. Apart from profitability, we also individually record and evaluate financing risks, technological risks, and scheduling and other contractual risks.

Risk monitoring

We use a variety of interlinked controlling processes to monitor risks within the KRONES GROUP. Regular comprehensive reports from the individual business units keep the Executive Board and other decision-makers apprised of all possible risks and deviations from company planning in a timely manner.

Risk planning and management

We use the following tools to plan our business activities and control risk within our risk monitoring and control system: annual planning, medium-term planning, strategic planning, rolling forecasts, monthly and quarterly reports, capital expenditure planning, production planning, capacity planning, project controlling, accounts receivable management, exchange rate hedges, and insurance policies.

Threats

A detailed discussion of the risks faced by the company and a description of our risk management can be found in the Management Report beginning on p. 88 of our 2007 Annual Report. There have been no material changes with respect to the company's key risks for the 2008 reporting period since the statements made in the annual report. There are no apparent risks that might jeopardise the KRONES GROUP's continuing existence.



For KRONES AG, sustainability management means using resources efficiently and prudently, identifying and managing risk, and ensuring that our actions are socially responsible. Steadily improving each of these aspects is a never-ending task for the company's management and for each and every employee. KRONES AG willingly accepts this responsibility because sustainable operations are essential to our company's continued evolution. That is why our sustainability strategy is systematically anchored in the company through standards that apply groupwide and an organisational structure that includes clearly defined responsibilities. The key here is to have uniform global standards, groupwide management tools, and regional programmes for concrete action work together effectively. This allows us to record progress and, where necessary, implement measures and actions that are optimally tailored to the challenges and priorities at hand. All of these tasks are handled by our CSR Committee. The Committee held its first meeting on 14 July 2008. At this meeting, the Committee resolved to develop a concept that takes into account both social and environmental aspects of CSR.

enviro – creating added value sustainably

With enviro, KRONES is making it possible to document and prove to our customers the environmental, economic, and ergonomic benefits of our machines and lines.

Since 2008, all measures taken at KRONES in the area of machine engineering and technology that conserve resources, offer our customers added value, and take into account the people working at the machines have been brought under one roof, which we call *enviro*. Economy, environment, and ergonomics are the cornerstones of the *enviro* programme, with which KRONES is underlining its commitment to being a responsible innovation leader worldwide.

All new developments at KRONES will be aligned with enviro criteria. Existing products will be optimised with respect to their sustainability. In the future, the *enviro* label will be affixed to KRONES machines that earn an enviro passport. The *enviro* passport will document all important emissions and consumption data for our machines and lines and will be certified by an independent testing service. As a result, customers will receive accurate, precise, and transparent data that confirms the economic and environmental benefits of our products.

Seven project teams from various departments are pushing the *enviro* programme forward. After analysing the current situation, the teams determine what requirements the products must meet in terms of performance, resource savings, ergonomics, total cost of ownership, and return on investment.

We intend to have certified the first complete line under *enviro* in time for the 2009 drinktec trade fair.

Outlook

Executive Board expects new sales and earnings records in 2008

The markets that KRONES serves are growing at around 4% on average each year. In 2008 and beyond, we want not only to have a share in the general growth of the beverage market but also to gain additional market shares and tap into new market segments.

Therefore, KRONES' aim is to increase sales revenues by 5-10% each year for the long term.

Given the strong first three quarters of this year, the Executive Board expects sales growth in 2008 to be at the upper end of the forecast corridor and expects revenues to pass the €2.3bn mark. We want to further improve our pretax return on sales (EBT margin) in 2008. It was 7.1% in 2007. Our EBT margin of 7.2% for the first nine months has us off to a good start in this direction. Since the company benefits from the reform of Germany's Corporate Income Tax Law, after-tax earnings will grow more steeply than earnings before taxes. Thus, KRONES is well on its way to achieving its ninth consecutive year of record sales and profits.

Outlook for 2009

Whether 2009 will be the tenth record year in succession is difficult to assess at this time. The global financial crisis is slowing the global economy. Bad news continues to come in almost daily from the financial markets – and now, unfortunately, from the real economy as well. Therefore, investment in our sector could wane more sharply than previously expected.

As the market leader, KRONES will develop better than the industry as a whole in this difficult economic environment. The programmes we have launched to boost efficiency and streamline processes are being systematically continued in all of our divisions and departments.

Our company's financial position is extremely solid despite the ongoing crisis on the financial markets and will remain stable even as the situation worsens in 2009.

Although KRONES has been able to forecast the next year's results with relative certainty in the past, the current uncertainties with respect to market development make it impossible to do so reliably for 2009.

Our internal planning is based on the assumption that we can expect modest growth in the second half of 2009 after a possible dip in growth in the first half.



KRONES GROUP consolidated interim financial statements

Consolidated income statement

	2008 1 Jan–30 Sep in € m	2007 1 Jan–30 Sep in € m	Change in %
Sales revenues	**1,765.9**	**1,569.7**	12.5
Changes in inventories of finished goods and work in progress	45.2	65.8	
Total operating revenue	**1,811.1**	**1,635.5**	10.7
Goods and services purchased	–937.2	–864.6	8.4
Personnel expenses	–495.6	–442.2	12.1
Other operating income (expenses) and own work capitalised	–214.1	–193.5	10.6
Depreciation, amortisation, and write-downs on non-current assets	–36.6	–33.5	9.3
EBIT	**127.6**	**101.7**	25.5
Net financial income (expense)	–0.8	3.3	
Earnings before taxes (EBT)	**126.8**	**105.0**	20.8
Taxes on income	–40.0	–38.9	2.8
Net income	**86.8**	**66.1**	**31.3**
Profit (loss) share of minority interests	–0.2	–0.1	
Profit (loss) share of shareholders of KRONES GROUP	87.0	66.2	
Earnings per share (diluted/basic) in €	2.75	2.10	

	2008 Q3 in € m	2007 Q3 in € m	Change in %
Sales revenues	**561.0**	**518.8**	8.8
Changes in inventories of finished goods and work in progress	16.2	22.1	
Total operating revenue	**577.2**	**537.9**	7.3
Goods and services purchased	–297.4	–290.4	2.4
Personnel expenses	–160.6	–141.7	13.3
Other operating income (expenses) and own work capitalised	–70.8	–66.5	6.5
Depreciation, amortisation, and write-downs on non-current assets	–12.6	–11.3	11.5
EBIT	**35.8**	**28.0**	27.9
Net financial income (expense)	–0,8	1.3	
Earnings before taxes (EBT)	**35.0**	**29.3**	19.5
Taxes on income	–10.6	–10.8	–1.9
Net income	**24.4**	**18.5**	31.9
Profit (loss) share of minority interests	–0.2	–0.6	
Profit (loss) share of shareholders of KRONES GROUP	24.6	19.1	
Earnings per share (diluted/basic) in €	0.78	0.60	

Consolidated cash flow statement

	2008 9 months in € m	2007 9 months in € m
Earnings before taxes	**126.8**	**105.0**
Depreciation and amortisation	36.6	33.5
Increase in provisions	23.9	24.2
Deferred tax item changes recognised in income	–4.2	2.1
Interest expenses and interest income	2.4	–1.6
Proceeds and losses from the disposal of non-current assets	–0.6	–0.2
Other non-cash income and expenses	–2.9	–3.9
Increase in inventories, trade receivables and other assets not attributable to investing or financing activities	–51.5	–103.4
Decrease in trade payables and other liabilities not attributable to investing or financing activities	–102.2	–40.5
Cash generated from operating activities	**28.3**	**15.2**
Interest paid	–3.4	–3.2
Income taxes paid and refunds received	–30.4	–24.3
Cash flow from operating activities	**–5.5**	**–12.3**
Cash payments to acquire intangible assets	–19.6	–12.4
Proceeds from the disposal of intangible assets	0.4	0.1
Cash payments to acquire property, plant and equipment	– 40.7	–48.5
Proceeds from the disposal of property, plant and equipment	1.2	0.4
Cash payments to acquire financial assets	–1.0	0.0
Interest received	1.4	2.9
Cash flow from investing activities	**–58.3**	**–57.5**
Cash payments to company owners	– 22.1	–16.8
Proceeds from new borrowing	45.2	75.5
Cash payments to pay lease liabilities	–1.2	–0.3
Cash flow from financing activities	**21.9**	**58.4**
Net change in cash and cash equivalents	–41.9	–11.4
Change in cash and cash equivalents arising from exchange rates	–0.3	1.2
Cash and cash equivalents at the beginning of the period	**53.8**	**57.7**
Cash and cash equivalents at the end of the period	**11.6**	**47.5**

Consolidated balance sheet

Assets	30 Sep 2008		31 Dec 2007	
	in € m	in € m	in € m	in € m
Intangible assets	66.3		58.4	
Property, plant and equipment	364.1		349.2	
Financial assets	15.5		14.5	
Property, plant and equipment, intangible assets, and financial assets	**445.9**		**422.1**	
Deferred tax assets	8.8		7.0	
Trade receivables	25.9		28.2	
Current tax receivables	15.5		15.6	
Other assets	2.7		2.3	
Non-current assets		**498.8**		**475.2**
Inventories	590.3		505.5	
Trade receivables	542.1		583.7	
Current tax receivables	2.1		4.3	
Other assets	70.4		61.5	
Cash and cash equivalents	11.6		53.8	
Current assets		**1,216.5**		**1,208.8**
Total		**1,715.3**		**1,684.0**

Equity and liabilities	30 Sep 2008		31 Dec 2007	
	in € m	in € m	in € m	in € m
Equity		**768.9**		**708.0**
Provisions for pensions	78.4		75.2	
Deferred tax liabilities	13.7		10.9	
Other provisions	41.8		43.7	
Liabilities to banks	0.7		0.7	
Trade payables	0.0		0.1	
Other financial liabilities	7.6		15.9	
Other liabilities	7.2		8.1	
Non-current liabilities		**149.4**		**154.6**
Other provisions	130.0		110.5	
Provisions for taxes	28.3		25.2	
Liabilities to banks	45.3		0.1	
Advance payments received	230.1		286.0	
Trade payables	122.6		161.2	
Current tax liabilities	1.6		0.6	
Other financial liabilities	15.0		43.1	
Other liabilities and accruals	224.1		194.7	
Current liabilities		**797.0**		**821.4**
Total		**1,715.3**		**1,684.0**

Consolidated statement of changes in equity

	Parent company							Minority interests	Group equity
	Capital stock	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group profit	Equity	Equity	
	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m
At 31 December 2006	**26.9**	**103.7**	**362.6**	**–0.6**	**0.8**	**132.7**	**626.1**	**2.6**	**628.7**
Dividend payment (€0.53 per share)						–16.8	**–16.8**		**–16.8**
Consolidated net income 9 months 2007						66.2	**66.2**	–0.1	**66.1**
Capital increase	13.1		–13.1				**0.0**		**0.0**
Allocation to retained earnings			30.0			–30.0	**0.0**		**0.0**
Currency differences				–8.4			**–8.4**		**–8.4**
Hedge accounting					1.3		**1.3**		**1.3**
At 30 September 2007	**40.0**	**103.7**	**379.5**	**–9.0**	**2.1**	**152.1**	**668.4**	2.5	**670.9**
Consolidated net income Q4 2007						36.5	**36.5**	–0.9	**35.6**
Allocation to retained earnings			30.2			–30.2	**0.0**		**0.0**
Currency differences				3.3			**3.3**		**3.3**
Changes in the consolidated group			–0.4				**–0.4**		**–0.4**
Hedge accounting					–1.4		**–1.4**		**–1.4**
At 31 December 2007	**40.0**	**103.7**	**409.3**	**–5.7**	**0.7**	**158.4**	**706.4**	**1.6**	**708.0**
Dividend payment (€0.70 per share)						–22.1	**–22.1**		**–22.1**
Consolidated net income 9 months 2008						87.0	**87.0**	–0.2	**86.8**
Allocation to retained earnings			32.0			–32.0	**0.0**		**0.0**
Currency differences				–0.3			**–0.3**		**–0.3**
Hedge Accounting					–3.5		**–3.5**		**–3.5**
At 30 September 2008	**40.0**	**103.7**	**441.3**	**–6.0**	**–2.8**	**191.3**	**767.5**	**1.4**	**768.9**

KRONES GROUP segment reporting

	Machines and lines for product filling and decoration		Machines and lines for beverage production/ process technology		Machines and lines for the low output range (KOSME)		KRONES GROUP	
	2008	2007	2008	2007	2008	2007	2008	2007
	9 months	9 months	9 months	9 months	9 months	9 months	9 months	9 months
	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m
Sales revenues	1,483.3	1,325.3	223.3	190.3	59.3	54.1	1,765.9	1,569.7
EBIT	124.4	104.3	2.5	–2.0	0.7	–0.6	127.6	101.7
Employees at 30 September*	8,951	8,227	578	545	504	482	10,033	9,254
Return on sales (ROS)**	8.4%	8.2%	1.1%	–1.1%	0.7%	–2.3%	7.2%	6.7%
EBT	123.9	108.3	2.5	–2.1	0.4	–1.2	126.8	105.0

* Consolidated group ** basis: EBT

Notes to the consolidated financial statements

General disclosures

Legal basis

The consolidated financial statements of KRONES AG (»KRONES GROUP«) for the period ended 30 September 2008 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations.

Minority interests in group equity are stated on the balance sheet as a special item within equity. Profit or loss shares attributable to minority interests are recognised on the income statement as part of consolidated earnings. The shares of consolidated earnings allocated to equity holders of the parent company and to minority interests are presented separately.

Minority interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRS, must be included as notes to the consolidated financial statements in addition to the balance sheet, income statement, statement of changes in equity, and cash flow statement.

The »nature of expense« method has been used for the income statement. The group's reporting currency is the euro.

Consolidated group

Besides KRONES AG, the consolidated financial statements for the period ended 30 September 2008 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting shares.

During the reporting period, KRONES LCS Center West Africa Limited, Lagos, Nigeria, and KRONES LCS Center East Africa Limited, Nairobi, Kenya, were established and acquisition accounting was done to include them as well as KRONES Southern Africa (Prop.) Ltd., Johannesburg, in the consolidated group.

KRONES AG holds a direct 100% stake in these companies. The first-time consolidation of the new shares was effected at the time of establishment.

▫ Consolidation principles

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation accounting.

Inter-company profits from deliveries effected or services rendered between group companies are not eliminated because the amounts arising from these transactions are not material for the presentation of the group's assets, financial position, and results of operations.

▫ Currency translation

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept (IAS 21) using a modified closing rate method. Because the subsidiaries operate primarily independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. Thus, in the consolidated financial statements, assets and liabilities are translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from these different rates in the balance sheet and income statement are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised in profit or loss at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from acquisition accounting are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		30 Sep 2008	31 Dec 2007	2008	2007
US dollar	USD	1.434	1.472	1.523	1.329
British pound	GBP	0.797	0.735	0.782	0.675
Swiss franc	CHF	1.578	1.656	1.608	1.632
Danish krone	DKK	7.461	7.458	7.458	7.450
Canadian dollar	CAD	1.500	1.445	1.550	1.507
Japanese yen	JPY	150.500	165.100	161.092	159.490
Brazilian real	BRL	2.810	2.621	2.569	2.713
Chinese renminbi (yuan)	CNY	9.801	10.749	10.654	10.245
Mexican peso	MXN	15.769	16.038	16.020	14.537
Ukrainian hryvnia	UAH	7.262	7.425	7.514	6.438
South African rand	ZAR	11.878	10.020	11.726	9.512
Kenian shilling	KES	107.40	93.02	103.83	90.66
Nigerian naira	NGN	168.42	170.68	181.04	174.43

:: **Accounting policies**

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of non-current assets, inventories, receivables, pension provisions, and provisions, because their preparation requires some critical estimates and forecasts.

:: **Intangible assets**

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment.«

:: **Research and development costs**

Development costs of the KRONES GROUP are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

Goodwill

No goodwill was acquired.

Property, plant and equipment

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as »cost«.

A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

	In years
Buildings	14 – 50
Technical equipment and machines	5 – 16
Furniture and fixtures and office equipment	3 – 15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Apart from grants related to income, which are recognised in their full amount in profit or loss, grants related to assets are deducted in arriving at the carrying amount of the asset on the balance sheet and recognised in profit and loss by way of a reduced depreciation charge in the subsequent periods.

Leases

Leases in which the KRONES GROUP, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

Financial instruments

Financial instruments under IAS 39 used by KRONES consist of the following:

- Financial assets
- Financial instruments held for trading (derivative financial instruments)
- Available-for-sale financial instruments
- Financial receivables and liabilities

For the measurement categories, the carrying amounts correspond to the fair values. Because there is no active market for the financial assets, they are recognised at amortised cost.

The fair values and carrying amounts are based on market rates and observable ongoing market transactions.

Transactions against cash settlement are accounted for using the settlement date. Derivative financial instruments are accounted for using the trade date. Net gains and losses include impairments and measurement changes for derivative financial instruments.

The classes under IFRS 7 also include, pursuant to IAS 39, cash proceeds and liabilities from finance leases in addition to the categories listed above.

Financial assets

Financial assets other than securities are recognised at cost, less impairment losses. Non-current securities are classified as »available for sale« and recognised at fair value directly in equity. No assets are classified as »held to maturity.«

Moreover, the »fair value option« provided for under IAS 39 is not applied to any balance sheet items within the KRONES GROUP.

Derivative financial instruments

The derivative financial instruments used within the KRONES GROUP are used to hedge against currency risks from operating activities. The primary category of currency risk at KRONES is transaction risks arising from exchange rates and cash flows in foreign currencies. These currencies are, primarily, the US dollar, Canadian dollar, British pound, and Swiss franc.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, swaps, including currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective and thus both hedging the exchange rate and achieving planning security. The derivative financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as profit or loss on the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently transferred to the income statement when the hedged item is recognised in the income statement. The derivative financial instruments are measured on the basis of the relevant commercial bank's forward rates.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

▫ Receivables and other assets

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks. The indicators used for this are the ageing of the receivables and the customer's business situation.

▫ Inventories

Inventories are stated at the lower of cost or net realisable value. Cost includes those costs that are directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring materials and supplies, the FiFo and weighted average cost formulas are applied.

▫ Construction contracts for specific customers

Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

Deferred tax items

Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

Provisions for pensions

Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

Other provisions

Other provisions are recognised when the group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

Financial liabilities

For initial recognition, in accordance with IAS 39, financial liabilities are measured at the cost that is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After initial recognition, all financial liabilities are measured at amortised cost.

Sales revenues

With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

Sales revenues are reported less reductions.

Segment reporting

Intrasegment transfers are conducted under the same conditions as transfers among third parties. Intersegment revenues are negligible.

Shareholdings

Name and location of the company	Share in capital held by KRONES AG, in %
□ neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany	100.00
□ KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany	100.00
□ ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany	100.00
□ MAINTEC Service GmbH, Collenberg/Main, Germany	51.00
□ S.A. KRONES N.V., Louvain-la-Neuve, Belgium	100.00
□ KRONES Nordic ApS, Holte, Denmark	100.00
□ SANDER HANSEN A/S, Holte, Denmark	100.00
□ KRONES S.A.R.L., Lyon, France	100.00
□ KRONES UK LTD., Bolton, UK	100.00
□ KOSME UK LTD., Burton on Trent Staffordshire, UK	100.00
□ KRONES S.R.L., Garda (vr), Italy	100.00
□ KRONES Nederland b.v., Boskoop, Netherlands	100.00
□ KOSME Gesellschaft MBH, Sollenau, Austria	100.00
□ KRONES Spólka z.o.o., Warsaw, Poland	100.00
□ KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
□ KRONES o.o.o., Moscow, Russian Federation	100.00
□ KRONES Romania Prod. s.r.l., Bucharest, Romania	100.00
□ KRONES AG, Buttwil, Switzerland	100.00
□ KRONES Iberica, S.A., Barcelona, Spain	100.00
□ KRONES S.R.O., Prague, Czech Republic	100.00
□ KRONES Ukraine LLC, Kiev, Ukraine	100.00
□ MAINTEC Service eood, Sofia, Bulgaria	51.00
□ KOSME S.R.L., Roverbella, Italy	70.00
□ MAINTEC Service Ges.m.b.H, Dorf an der Pram, Austria	51.00
□ KRONES Surlatina s. a., Buenos Aires, Argentina	100.00
□ KRONES do BRAZIL LTDA., São Paulo, Brazil	100.00
□ KRONES S.A., São Paulo, Brazil	100.00
□ KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
□ KRONES Trading (Taicang) Co. Ltd., Taicang, China	100.00
□ KRONES (Beijing) Machinery Co. Ltd., Beijing, China	100.00
□ KRONES Asia Ltd., Hong Kong, China	100.00
□ KRONES India Pvt. Ltd., Bangalore, India	100.00
□ KRONES Japan Co. Ltd., Tokyo, Japan	100.00
□ KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
□ KRONES LCS Center East Africa Limited, Nairobi, Kenya	100.00
□ KRONES Andina Ltda., Bogotá, Colombia	100.00
□ KRONES Korea Ltd., Seoul, Korea	100.00
□ KRONES Mex s. a. de c. v., Mexico City, Mexico	100.00
□ KRONES LCS Center West Africa Limited, Lagos, Nigeria	100.00
□ KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
□ KRONES, Inc., Franklin, Wisconsin, USA	100.00
□ Maquinarias KRONES de Venezuela s. a., Caracas, Venezuela	100.00
□ KRONES (Thailand) Co. Ltd., Bangkok, Thailand	51.00
□ Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00

Members of the Supervisory Board and the Executive Board

Following fulfilment of the requirements for application of the German Codetermination Act [*Mitbestimmungsgesetz*] of 1976 in 1987, the Supervisory Board was extended from 6 to 12 members. Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1(1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

Supervisory Board

Dr. Lorenz M. Raith
Chairman
* LEISTRITZ AG
MOLL AG
PRÜFTECHNIK AG
HEITEC AG

Werner Schrödl**
Chairman of the Central Works Council
Deputy Chairman

Ernst Baumann
Member of the Executive Board of BMW AG

Herbert Gerstner**
Member of the Works Council

Dr. Klaus Heimann**
Director of the Youth, Training, and Qualification Policy Division of IG METALL
* MAN AG

Dr. Jochen Klein
Chairman of the advisory council of DÖHLER HOLDING GMBH
* DÖHLER GRUPPE
KARLSBERG BRAUEREI GMBH
HOYER-GRUPPE

Prof. Dr. Ing. Erich Kohnhäuser
* MAX AICHER STAHL AG

Norman Kronseder
KRONSEDER FAMILY OFFICE
* BAYERISCHE FUTTERSAATBAU GMBH

Dr. Alexander Nerz
Attorney

Anton Schindlbeck**
Head of sales for LCS

Jürgen Scholz**
1st authorised representative, managing director and treasurer of the IG METALL administrative office in Regensburg

Josef Weitzer**
Deputy Chairman of the Works Council

Executive Board

Volker Kronseder
Chairman
Personell Management and Social Affairs
Corporate Communications
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance, Controlling, Information Management and Process Management
* KURTZ GMBH
KRONES INC., USA

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering, and Product Divisions
* WINKLER & DÜNNEBIER AG

Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1 (1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act

** Elected by the employees

In addition, each of the Group companies is the responsibility of two members of the Executive Board.

Glossary

Associated enterprises	See subsidiaries
Cash flow statement	Statement of inflows and outflows of cash that shows the sources and uses of funds within the financial year.
Corporate governance	Responsible corporate management and supervision that is oriented toward long-term value creation.
DAX	Deutscher Aktienindex (DAX). Index containing the 30 biggest German companies (based on market capitalisation and trading volume).
EBIT	Earnings before interest and taxes.
EBITDA	Earnings before interest, taxes, depreciation and amortisation.
EBT	Earnings before taxes.
Equity	Funds made available to the company by the owners by way of contribution and/or investment plus retained earnings (or losses).
Free cash flow	Financial figure that indicates the surplus of cash and cash equivalents (net income plus depreciation)
Free float	Portion of the total number of shares outstanding that is available to the public for trading.
IFRS	International Financial Reporting Standards. Accounting standards issued by the International Accounting Standards Board (IASB) that are harmonised and applied internationally.
Market capitalisation	The value of a company based on the market price of issued and outstanding ordinary shares. Calculated by multiplying the share price by the number of shares.
MDAX	Index that contains the 50 biggest German and non-German companies (based on market capitalisation and trading volume) in the traditional sectors after those included in the DAX.
Net cash and equivalents	Cash and highly liquid securities under current assets less liabilities to banks.
Non-current assets	Assets not expected to be consumed, converted into cash, sold, or exchanged within the company's normal business cycle (usually 1 year).
Price/earnings (PE) ratio	The pe ratio is an important ratio for evaluating shares. It is calculated by dividing the share price by earnings per share. The lower the pe ratio, the better the value.
Return on equity	Ratio of net income to equity.
Return on equity before taxes	Ratio of earnings before taxes to average equity.
ROCE	Ratio of ebit to average capital employed (total assets less interest-free liabilities and other provisions).
ROI	Return on investment. Ratio of earnings before taxes to total capital.
ROS	Return on sales. Ratio of earnings before taxes to sales.
Subsidiaries	All companies that are controlled, directly or indirectly, by a parent company due to majority interest and/or common management.
Total debt	Combined term for the provisions, liabilities, and deferred income stated on the liabilities side of the balance sheet.
Working capital	Working capital is calculated as current assets less cash and cash equivalents and less trade payables. Working capital expresses the portion of assets that are working for the company, i.e. generating sales revenues.
XETRA trading system	Electronic stock market trading system.

KRONES AG
Corporate Communications
Fax +49 9401 70-3786
E-mail investor-relations@krones.de
Internet www.krones.com
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

Investor Relations
Olaf Scholz
Telephone +49 9401 70-1169


KRONES
END